UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

CONCREIT FUND I LLC

(Exact name of issuer as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	84-2200971 (I.R.S. Employer Identification No.)

1201 3rd Ave Ste 2200 Seattle, WA 98101 (Full mailing address of principal executive offices)

(206) 607-6080 (Issuer’s telephone number, including area code)

See accompanying notes to financial statements.

1

See accompanying notes to financial statements.

2

Item 1.        Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the unaudited consolidated financial statements and related notes thereto included elsewhere in this semiannual report on Form 1-SA.

All capitalized terms used herein and not otherwise defined on this Form 1-SA will have the meanings set forth in the Offering Circular (defined below).

Forward-Looking Statements

This semiannual report on Form 1-SA contains forward-looking statements about our business, operations and financial performance, including statements about our plans, strategies and objectives. Our use of words like “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “will” and similar expressions or statements regarding future periods or events are intended to identify forward-looking statements. These statements address our plans, strategies and objectives for future operations, including in relation to future growth and availability of funds, and are based on current expectations which involve numerous risks, uncertainties and assumptions. Assumptions relating to these statements involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to accurately predict and many of which are beyond our control. Although we believe the assumptions underlying the forward-looking statements, and the forward looking statements themselves, are reasonable, any of the assumptions could prove to be inaccurate and, therefore, there can be no assurance that these statements will themselves prove accurate and our actual results, performance and achievements may materially differ from those expressed or implied by these statements as a result of numerous factors, including, without limitation, those discussed elsewhere on this Form 1-SA and under the heading “Risk Factors” in our offering circular dated May 6, 2021 (the “Offering Circular”), as the same may be amended or supplemented from time to time, a copy of which may be accessed here, as well as from time to time in our other filings with the Securities and Exchange Commission (the “Commission”). In light of the significant uncertainties inherent in these forward-looking statements, the inclusion of this information should not be regarded as a representation by us or any other person that our plans, strategies and objectives, which we consider to be reasonable, will be achieved. We do not undertake to revise or update any forward-looking statements.

COVID-19

The recent outbreak of COVID-19 and efforts by governmental and other authorities to contain the spread of the virus through lockdowns of cities, business closures, restrictions on travel and emergency quarantines, among others, and responses by businesses and individuals to reduce the risk of exposure to infection, including reduced travel, cancellation of meetings and events, and implementation of work-at-home policies, among others, have resulted in significant disruptions to global economic and market conditions and triggered a period of global economic slowdown.

The COVID-19 outbreak presents material uncertainty and risk with respect to our future performance and future financial results, such as the potential to negatively impact occupancy at Real Estate Investments, our financing arrangements, our costs of operations, the value of our Real Estate Investments, and laws, regulations and governmental and regulatory policies applicable to the Company. Given the evolving nature of the COVID-19 outbreak, the extent to which it may impact our future performance and future financial results will depend on future developments, including the duration and severity of the pandemic, the uneven impact to certain industries, advances in testing, treatment and prevention, the macroeconomic impact of government measures to contain the spread of the virus and related government stimulus measures, among others, all of which remain highly uncertain at this time and as a result we are unable to estimate the impact that the COVID-19 outbreak may have on our future financial results at this time. Our Manager continuously reviews our investment and financing strategies to optimize our portfolio and reduce our risk in the face of the rapid development and fluidity of this situation.

See accompanying notes to financial statements.

3

Operating Results

Overview

Concreit Fund I LLC, (the “Company”, “Fund”, “we”, “us”, “our” and “Concreit”) is a Delaware limited liability company formed to invest in and manage a diversified portfolio of Real Estate Investments in the United States. On May 13, 2021, our offering of up to $75,000,000 in Investor Shares, which represent limited liability interests in our Company (the “Offering”) was qualified with the Commission. We commenced our operations on July 12, 2019 with proceeds from our Private Placement to Accredited Investors under Regulation D. We expect to use substantially all of the net proceeds from this Offering to originate, structure and acquire Real Estate Investments.

We are externally managed by Concreit Fund Management LLC (our “Manager”), which is a wholly-owned subsidiary of Concreit Inc., a Delaware corporation (our “Sponsor”). Our Sponsor owns and operates an online investment platform www.concreit.com (the “Concreit Platform”) and the investment mobile application (the “Concreit App”) that allows potential investors to become equity holders in real estate opportunities that may have been historically difficult to access for most retail investors. Our Manager has the authority to make all of the decisions regarding our Real Estate Investments, subject to the limitations in our Operating Agreement and the direction and oversight of our Manager’s investment advisory committee. Currently, we do not currently have any employees, nor do we currently intend to hire any employees who will be compensated directly by us.

Results of Operations

Revenue

For the six months ended on June 30, 2021, we had revenue of approximately $61,600 compared to revenues of approximately $15,837 for the same period in 2020. The revenue is primarily attributable to the capital raised that has been deployed in debt instruments. The increase in net income over the comparable prior period was due to an increase investment balance generating a higher investment income.

Expenses

For the six months ended June 30, 2021, we incurred aggregate expenses of approximately $12,963, which includes asset management fees, servicing fees, and broker-dealer fees. For the same period in 2020, we incurred expenses of approximately $3,463, which included asset management fees and servicing fees. The Company has relied on Concreit Inc. to cover the general and administrative expenses associated with running our business. At this time, Concreit Inc. has yet to recoup the cost of these covered expenses.

Distributions

For the six months ended June 30, 2021, the following table summarizes the distributions declared and paid by the Company:

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield(1)	Overview (253G2)
01/01/2021 – 01/01/2021	$0.00014583333333	11/30/2020	01/01/2021	5.25%	EDGAR Link
01/02/2021 – 01/08/2021	$0.00014583333333	12/31/2020	01/08/2021	5.25%	EDGAR Link
01/09/2021 – 01/15/2021	$0.00014583333333	12/31/2020	01/15/2021	5.25%	EDGAR Link
01/16/2021 – 01/22/2021	$0.00014583333333	12/31/2020	01/22/2021	5.25%	EDGAR Link
01/23/2021 – 01/29/2021	$0.00014583333333	12/31/2020	01/29/2021	5.25%	EDGAR Link
01/30/2021 – 02/05/2021	$0.00014583333333	01/31/2021	02/05/2021	5.25%	EDGAR Link
02/06/2021 – 02/12/2021	$0.00014583333333	01/31/2021	02/12/2021	5.25%	EDGAR Link
02/13/2021 – 02/19/2021	$0.00014583333333	01/31/2021	02/19/2021	5.25%	EDGAR Link
02/20/2021 – 02/26/2021	$0.00014583333333	01/31/2021	02/26/2021	5.25%	EDGAR Link
02/27/2021 – 03/05/2021	$0.00014583333333	02/26/2021	03/05/2021	5.25%	EDGAR Link
03/06/2021 – 03/12/2021	$0.00014583333333	02/26/2021	03/12/2021	5.25%	EDGAR Link
03/13/2021 – 03/19/2021	$0.00014583333333	02/26/2021	03/19/2021	5.25%	EDGAR Link
03/20/2021 – 03/26/2021	$0.00014583333333	02/26/2021	03/26/2021	5.25%	EDGAR Link
03/27/2021 – 04/02/2021	$0.00014583333333	03/31/2021	04/02/2021	5.25%	EDGAR Link
04/03/2021 – 04/09/2021	$0.00014583333333	03/31/2021	04/09/2021	5.25%	EDGAR Link
04/10/2021 – 04/16/2021	$0.00014583333333	03/31/2021	04/16/2021	5.25%	EDGAR Link
04/17/2021 – 04/23/2021	$0.00014583333333	03/31/2021	04/23/2021	5.25%	EDGAR Link
04/24/2021 – 04/30/2021	$0.00014583333333	03/31/2021	04/30/2021	5.25%	EDGAR Link
05/01/2021 – 05/07/2021	$0.00014583333333	04/30/2021	05/07/2021	5.25%	EDGAR Link
05/08/2021 – 05/14/2021	$0.00014583333333	04/30/2021	05/14/2021	5.25%	EDGAR Link
05/15/2021 – 05/21/2021	$0.00014583333333	04/30/2021	05/21/2021	5.25%	EDGAR Link
05/22/2021 – 05/28/2021	$0.00014583333333	04/30/2021	05/28/2021	5.25%	EDGAR Link
05/29/2021 – 06/04/2021	$0.00014583333333	05/31/2021	06/04/2021	5.25%	EDGAR Link
06/05/2021 – 06/11/2021	$0.00014583333333	05/31/2021	06/11/2021	5.25%	EDGAR Link
06/12/2021 – 06/18/2021	$0.00014583333333	05/31/2021	06/18/2021	5.25%	EDGAR Link
06/19/2021 – 06/25/2021	$0.00014583333333	05/31/2021	06/25/2021	5.25%	EDGAR Link
06/26/2021 – 06/30/2021	$0.00014583333333	05/31/2021	07/02/2021	5.25%	EDGAR Link

See accompanying notes to financial statements.

4

(1)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $1.00 per Investor Share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

Liquidity and Capital Resources

We are dependent upon the net proceeds from our Offering to conduct our operations. Our capital sources may include the net proceeds from our Offering and concurrent Private Placement to Accredited Investors under Regulation D, cash flow from operations, net proceeds from asset dispositions and sales, and any leverage we may employ. As of June 30, 2021 we had deployed approximately $2,079,732 for seven Real Estate Investments and had approximately $200,032 in cash, or cash equivalents. We anticipate that proceeds from our Offering will provide sufficient liquidity to meet future funding commitments as well as our operational costs.

As of June 30, 2021, we had no outstanding debt.

In the event we are unable to fully raise the maximum offering amount of $75,000,000, we will make fewer investments resulting in less diversification with respect to our Real Estate Investments. Although we are planning on concentrating investments in debt instruments which typically generate less fluctuations, the value of Investor Shares will fluctuate with the performance of the Real Estate Investments we acquire. Further, we have certain direct and indirect operating expenses. Our inability to raise substantial funds would increase our fixed operating expenses as a percentage of gross income and would limit our ability to make distributions.

Trend Information

We are not aware of any material trends, uncertainties, demands, commitments or events, favorable or unfavorable, other than national economic conditions and COVID-19 affecting real estate generally, that may reasonably be anticipated to have a material effect on our potential revenue or income from continuing operations, profitability, liquidity or capital resources, or that would cause our reported financial information to not necessarily to be indicative of future operating results or our financial condition, other than those discussed under the heading “Risk Factors” in our Offering Circular, as the same may be amended or supplemented from time to time, a copy of which may be accessed here.

COVID-19 continues to impact all markets, however all of our current investments are performing and have not entered a territory that is ringing any alarms for us. We have taken a much more conservative approach in our outlook of investing in both commercial & residential real estate lending. While this doesn’t mean COVID-19 will not have an impact on us, it may if it shuts down our economy for longer periods of time as that will directly impact both rent collections, capabilities of borrowers to execute against their plans and even stall residential home sales. With that said, the question is still unanswered as it is unknown how long this will last.

See accompanying notes to financial statements.

5

Off-Balance Sheet Arrangements

As of June 30, 2021, we had no off-balance sheet arrangements.

Recent Developments

Distributions

The following table summarizes the distributions declared and paid by the Company since June 30, 2021 throughout September 28, 2021:

Distribution Period	Daily Distribution Amount per Investor Share	Date of Declaration	Payment Date	Annualized Yield(1)	Overview (253G2)
07/01/2021 – 07/02/2021	$0.00014583333333	05/31/2021	07/02/2021	5.25%	EDGAR Link
07/03/2021 – 07/09/2021	$0.00014583333333	06/28/2021	07/09/2021	5.25%	EDGAR Link
07/10/2021 – 07/16/2021	$0.00014583333333	06/28/2021	07/16/2021	5.25%	EDGAR Link
07/17/2021 – 07/23/2021	$0.00014583333333	06/28/2021	07/23/2021	5.25%	EDGAR Link
07/24/2021 – 07/30/2021	$0.00014583333333	06/28/2021	07/30/2021	5.25%	EDGAR Link
07/31/2021 – 08/06/2021	$0.00014583333333	07/28/2021	08/06/2021	5.25%	EDGAR Link
08/07/2021 – 08/13/2021	$0.00014583333333	07/28/2021	08/13/2021	5.25%	EDGAR Link
08/14/2021 – 08/20/2021	$0.00014583333333	07/28/2021	08/20/2021	5.25%	EDGAR Link
08/21/2021 – 08/27/2021	$0.00014583333333	07/28/2021	08/27/2021	5.25%	EDGAR Link
08/28/2021 – 09/03/2021	$0.00014583333333	07/28/2021	09/03/2021	5.25%	EDGAR Link
09/04/2021 – 09/10/2021	$0.00014583333333	08/30/2021	09/10/2021	5.25%	EDGAR Link
09/11/2021 – 09/17/2021	$0.00014583333333	08/30/2021	09/17/2021	5.25%	EDGAR Link
09/18/2021 – 09/24/2021	$0.00014583333333	08/30/2021	09/24/2021	5.25%	EDGAR Link
09/25/2021 – 10/01/2021	$0.00014583333333	08/30/2021	10/01/2021	5.25%	EDGAR Link

%

(1)	Annualized yield numbers represent the annualized yield amount of each distribution calculated on an annualized basis at the then current rate, assuming a $1.00 per Investor Share purchase price. While our Manager is under no obligation to do so, each annualized basis return assumes that our Manager would declare distributions in the future similar to the distributions for each period presented, and there can be no assurance that our Manager will declare such distributions in the future or, if declared, that such distributions would be of a similar amount.

See accompanying notes to financial statements.

6

Investments

The following table summarizes the investments made by the Company since June 30, 2021 throughout September 28, 2021:

Secured Loan	Location	Type of Property	Date of Acquisition	Interest Rate (1)	Maturity Date (2)	Total Commitment (3)
Branson Property Loan (4)	Branson, MO	Multifamily	December, 2020	9.00%	January, 2022	$536,250
McDonough Property Loan (4)	McDonough, GA	Multifamily	August, 2020	8.00%	September, 2021	$412,500
Huntsville Property Loan (4)	Huntsville, AL	Multifamily	August, 2020	9.00%	September, 2021	$346,500
Sound Income Fund Loan	N/A	N/A	July 9, 2020 (5)	9.00%	February, 2021	$500,000

(1)	Interest Rate refers to the projected effective annual interest rate on each secured loan. The interest rate presented does not distinguish between interest that is paid current and interest that accrues to the maturity date, nor does it include any increases in interest rate that may occur in the future.
(2)	Maturity Date refers to the initial maturity date of each secured loan and does not take into account any extensions that may be available.
(3)	Total Commitment refers to the total commitment made by the Company to fund the secured loan, not all of which may have been funded on the acquisition date.
(4)	See Note 3 in the Financial Statements for more information.
(5)	In January 2020, the Company made the initial investment of $143,500 as previously disclosed in the Offering Circular. In August, 2021, the Company made a follow-on investment in the amount of $146,500.

Redemption Plan

From July 1, 2021 through September 28, 2021 we have received $138,484 in redemption requests and have redeemed 110,284 shares for $105,873.

Item 2.      Other Information

REIT Election

The Company will likely experience a delay in its REIT election disclosed in the Offering Circular, and intends to qualify as a REIT, for U.S. federal income tax purposes in the operating year that the Company meets the qualifications.

See accompanying notes to financial statements.

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Item 3.       Financial Statements (unaudited)

Concreit Fund I LLC

BALANCE SHEET

As of June 30, 2021 (unaudited) and

As of December 31, 2020 (audited)

	As of June 30, 2021	As of December 31, 2020
Assets
Cash and cash equivalents	$200,032	$152,879
Escrow	—	—
Dividends and interest receivable	19,610	11,302
Marketable securities	—	204,871
Loan participations	2079,732	985,371
Total assets	$2300,033	$1,354,423
Liabilities and Members’ Equity
Liabilities:
Due to related parties	$5,103	$12,112
Accrued liabilities	8,660	16,077
Total liabilities	13,763	28,189
Commitments and contingencies (Note 4)
Members’ Equity:
Common shares	10,000	10,000
Investor shares	2,278, 173	1,338,264
Accumulated deficit/Retained earnings	(1,903)	(22,030)
Total members’ equity	2216,272	1,326,234
Total liabilities and members’ equity	$2,300,035	$1,354,423

See accompanying notes to financial statements.

8

Concreit Fund I LLC

STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2021 (unaudited)

and For Fiscal Year 2020 (audited)

	As of June 30,	As of December 31,
	2021	2020
Dividend and interest income	$61,600	3 44,997
Unrealized gain (loss) on marketable securities	(4,713)	(50,847)
Realized gain (loss) on marketable securities	13,145	(10,752)
Net investment income (loss)	70,032	(16,602)
Operating Expenses:
General and administrative	12,963	21,701
Total operating expenses	12,963	21,701
Net income (loss)	$57,069	$(38,303)

See accompanying notes to financial statements.

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Concreit Fund I LLC

STATEMENT OF MEMBERS’ EQUITY

For the Six Months Ended June 30, 2021 (unaudited)

and For the Year Ended December 31, 2020 (audited)

	Common Shares		Investor Shares		Retained Earnings / Accumulated	Total Members’
	Shares	Amount	Shares	Amount	Deficit	Equity
December 31 , 2020	10,000	$10.000	1,371,217	$1,338,264	$(22,030)	$1,326,234
Investor shares issued for cash	—	—	1,143,017	1,100,551	—	1,100,551
Redemptions	—	—	(168,916)	(160,640)	—	(160,640)
Distributions to members	—	—	—	—	(36,942)	(36,942)
Net loss	—	—	—	—	57,069	57,069
June 30,2021	10,000	$10,000	2,350,319	$2,278,175	$(1,903)	$2,286,272

	Common Shares		Investor Shares		Retained Earnings / Accumulated	Total Members’
	Shares	Amount	Shares	Amount	Deficit	Equity
December 31,2019	10,000	$10,000	300,269	$300,669	$56,388	$367,057
Investor shares issued for cash	—	—	1,092,228	1,058,025	—	1,058,025
Redemptions	—	—	(21,280)	(20,430)	—	(20,430)
Distributions to members	—	—	—	—	(40,115)	(40,115)
Net loss	—	—	—	—	(38,303)	(38,303)
December 31,2020	10,000	$10,000	1,371,217	$1,338,264	$(22,030)	$1,326,234

See accompanying notes to financial statements.

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CONCREIT FUND I LLC

STATEMENT OF CASH FLOWS

For the Six Months Ended June 30, 2021 (unaudited)

and For Fiscal Year 2020 (audited)

	As of June 30th , 2021		As of December 31st, 2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)		$7,069		$(38,303)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Unrealized losses / (gain) on marketable securities		4,713		50,847
Realized losses / (gain) on marketable securities		(13,145)		10,752
Amortization		—		—
Loss on sale of intangible assets		—		—
Gain on debt conversion		—		—
Loss on impairment of investment		—		—
Stock-based compensation		—		—
Changes in operating assets and liabilities:
Dividends and interest receivable		(8,308)		(8,337)
Inventory		—		—
Other current assets		—		—
Due to related parties		(7,009)		8 ,085
Accrued liabilities		(7,417)		15,130
Net cash provided by operating activities		25,903		38,174
CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sale of marketable securities		2 13,303		48,595
Purchase of marketable securities		—		—
Purchase of loan participations		(1,095,020)		(985,371)
Deposits and other		—		—
Net cash used in investing activities		(881,717)		(936,776)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds (repayment) - related party advances		—		—
Proceeds - line of credit		—		—
Proceeds (repayments) - notes payable		—		—
Proceeds (repayments) - notes payable - related parties		—		—
Proceeds - convertible debt		—		—
Proceeds - convertible debt - related parties		—		—
Proceeds from sale of common shares		—		—
Proceeds from sale of investor shares		1,100,551		1 ,058,025
Redemptions by members		(160,640)		(20,430)
Distributions to members		(36,942)		(40,115)
Net cash provided by financing activities		9 02,969		997,480
Increase in cash and cash equivalents		47,155		98,878
Cash, beginning of period		1 52,879		54,001
Cash, end of period		$200,034		$52,879
Supplemental disclosures of cash flow information:
Cash paid for interest	$		$
Cash paid for income taxes	$		$

See accompanying notes to financial statements.

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Concreit Fund I LLC

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

Concreit Fund I LLC was formed on May 24, 2019 (“Inception”) in the State of Delaware. The Fund’s headquarters are located in Seattle, WA.

Concreit Fund I LLC was formed to make investing into Commercial Real Estate (“CRE”) accessible to the everyday investor and make known the benefits of investing into CRE. The Fund intends to qualify as a real estate investment trust (“REIT”) and plans to originate, invest in and manage a diversified portfolio of commercial real investments and other real estate-related assets. Substantially all of the Fund’s business will be externally managed by Concreit Fund Management LLC, a Delaware limited liability company (the “Manager”).

The Fund will apply to the Internal Revenue Service (the “IRS”) to be treated as a REIT for federal income tax purposes. Although we are not currently aware of any reason why the Fund would not qualify as a REIT, we can give no absolute assurance that the IRS will not successfully challenge the classification of the Fund as a REIT. To qualify as a REIT, a fund must have the bulk of its assets and income connected to real estate investment and must distribute at least 90 percent of its taxable income to shareholders annually in the form of dividends. In addition to paying out at least 90 percent of its taxable income annually in the form of shareholder dividends, a REIT must:

●	Be an entity that would be taxable as a corporation but for its REIT status;
●	Be managed by a board of directors or trustees;
●	Have shares that are fully transferable;
●	Have a minimum of 100 shareholders after its first year as a REIT;
●	Have no more than 50 percent of its shares held by five or fewer individuals during the last half of the taxable year;
●	Invest at least 75 percent of its total assets in real estate assets and cash;
●	Derive at least 75 percent of its gross income from real estate related sources, including rents from real property and interest on mortgages financing real property;
●	Derive at least 95 percent of its gross income from such real estate sources and dividends or interest from any source; and
●	Have no more than 25 percent of its assets consist of non-qualifying securities or stock in taxable REIT subsidiaries.

Going Concern / Management’s Plans

The Fund has relied on support from its initial member Concreit Inc. for working capital. Since Inception through September 28, 2021, the Fund has raised $3,117,050 – See Note 7. Such proceeds were used to fund investments and limited operations. During the next 12 months, the management intends to fund its investments and operations from the financing received from offerings of securities and from its portion of income generated through the Fund’s investments. If the Fund is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its plans.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Fund conform to accounting principles generally accepted in the United States of America (“US GAAP”).

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Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Fund has a limited operating history and has generated minimal revenue intended operations. The Fund’s business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the Fund’s control could cause fluctuations in these conditions, including but not limited to: its ability to raise sufficient funds from investors to acquire commercial real estate, the availability of suitable real estate properties to acquire, and changes to Regulation A+ Tier 2. Adverse developments in these general business and economic conditions could have a material adverse effect on the Fund’s financial condition and the results of its operations. By investing into loan participations, the Fund loses flexibility and control, could become overly reliant on the lead lender, may be unable to obtain information in a timely manner, and losses exposure under workout or liquidation.

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. The World Health Organization has declared the outbreak to constitute a “Public Health Emergency of International Concern.” The COVID-19 outbreak is disrupting supply chains and affecting production and sales across a range of industries. To date, the Company has not experienced material adverse effects because of COVID-19. However, at this stage, due to the continued uncertainty, it is still difficult to assess the future impact of the pandemic on the Company.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Fund considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Investments in Real Estate Debt

The Fund’s commercial real estate debt investments may be held to maturity and accordingly, are carried at cost, net of unamortized loan fees, premium, discount and unfunded commitments. The Manager reviews the debt related investments on a monthly basis, or more frequently when such an evaluation is needed, to determine if an impairment exists. A debt related investment is impaired when, based on current information and events (including economic, industry and geographical factors), it is probable that the Fund will be unable to collect all amounts due, both principal and interest, according to the contractual terms of the agreement. Commercial real estate debt investments that are deemed to be impaired are carried at amortized cost less a loan reserve, if deemed appropriate, which approximates fair value.

As of June 30, 2021, none of the debt related investments were considered impaired, and no impairment charges were recorded in the financial statements. The Fund invested in five debt related investments as of June 30, 2021.

Investments in Marketable Securities

The Fund accounts for investments in available-for-sale securities at fair value based on quoted market prices. The Fund records investments in debt securities at amortized cost for held-to-maturity debt and at fair value when debt is considered available-for-sale. Gains and losses in available-for-sale securities and debt are recorded in operations.

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Investments in, and Income from, Private Equity Securities

The Fund records its initial investment at cost, recognizes its share of each entity’s income or loss, increases its investment for capital contributions, and reduces its investment balance by any distributions received. Cash distributions that the Fund receives in excess of the carrying amount of its investment are recorded as income (if certain criteria are met), and the equity method of accounting is suspended. The Fund would record future equity method earnings only after its share of cumulative earnings during the suspended period exceeds the income recognized for the excess cash distributions. The Fund’s investments are periodically reviewed for impairment. The Fund records an impairment charge when events or circumstances change indicating that a decline in fair value below carrying value has occurred and such decline is other than temporary.

Investments in Debt Securities and Loan Participations

Fund records investments in debt securities at amortized cost. Income is recorded as earned. The Fund’s investments are periodically reviewed for impairment. The Fund records an impairment charge when events or circumstances change indicating that a significant decline in fair value below carrying value.

Real Estate Held for Investment

Real estate assets are stated at the lower of depreciated cost or fair value, if deemed impaired. Major replacements and betterments are capitalized and depreciated over their estimated useful lives. Depreciation is computed on a straight-line basis over the useful lives of the properties (buildings and improvements—ten (10) to 40 years; furniture, fixtures and equipment—five (5) to ten (10) years. We continually evaluate the recoverability of the carrying value of its real estate assets using the methodology prescribed in ASC Topic 360, “Property, Plant and Equipment,” Factors considered by management in evaluating impairment of its existing real estate assets held for investment include significant declines in property operating profits, annually recurring property operating losses and other significant adverse changes in general market conditions that are considered permanent in nature. Under ASC Topic 360, a real estate asset held for investment is not considered impaired if the undiscounted, estimated future cash flows of an asset (both the annual estimated cash flow from future operations and the estimated cash flow from the theoretical sale of the asset) over its estimated holding period are in excess of the asset’s net book value at the balance sheet date. If any real estate asset held for investment is considered impaired, a loss is provided to reduce the carrying value of the asset to its estimated fair value.

Real Estate Held for Sale

The Fund will periodically classify real estate assets as held for sale. An asset is classified as held for sale after the approval of the Fund’s board of directors and after an active program to sell the asset has commenced. Upon the classification of a real estate asset as held for sale, the carrying value of the asset is reduced to the lower of its net book value or its estimated fair value, less costs to sell the asset. Subsequent to the classification of assets as held for sale, no further depreciation expense is recorded. Real estate assets held for sale will be stated separately on the balance sheet. Upon a decision to no longer market as an asset for sale, the asset is classified as an operating asset and depreciation expense is reinstated. A gain or loss on the sale of a property will be recorded in the statement of operations.

Cost Capitalization

A variety of costs are incurred in the acquisition and development of properties such as costs of acquiring a property development costs, construction costs, interest costs, real estate taxes, salaries and related costs and other costs incurred during the period of development. After determination is made to capitalize a cost, it is allocated to the specific component of a project that is benefited. Determination of when a development project is substantially complete and capitalization must cease involves a degree of judgment. Our capitalization policy on development properties is guided by ASC Topic 835-20 “Interest – Capitalization of Interest” and ASC Topic 970 “Real Estate - General”. We cease capitalization on costs upon completion.

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Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Fund. Unobservable inputs are inputs that reflect the Fund’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The Fund’s marketable equity security is deemed to be a Level 1 financial instrument as the market price is nationally quoted. The Fund’s investments in real estate debt and loan participations are not generally reported at fair value.

Revenue Recognition

The Fund primary source of income is expected to be from leasing activities. The Fund has adopted ASC Topic 606, “Revenue from Contracts with Customers”, which establishes a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most of the existing revenue recognition guidance. This standard requires the Fund to recognize, for certain of its revenue sources, the transfer of promised goods or services to customers in an amount that reflects the consideration the Fund is entitled to in exchange for those goods or services.

The Fund will recognize minimum rent, including rental abatements, concessions and contractual fixed increases attributable to operating leases, on a straight-line basis over the term of the non-cancellable term of the related lease and amounts expected to be received in later years will be recorded as deferred rents. The Fund records property operating expense reimbursements due from tenants for common area maintenance, real estate taxes, and other recoverable costs in the period the related expenses are incurred in accordance with ASC 840, Leases.

Income Taxes

As a limited liability company, the Manager has elected to be taxed as a C corporation. The Fund intends to elect to be taxed as a REIT under the Internal Revenue Code of 1986, as amended, and intends to operate as such, beginning with the taxable year when qualification can be met. To qualify as a REIT, the Fund must meet certain organizational and operational requirements, including a requirement to distribute at least 90% of the Fund’s annual REIT taxable income to its shareholders (which is computed without regard to the dividends paid deduction or net capital gain and which does not necessarily equal net income as calculated in accordance with generally accepted accounting principles). As a REIT, the Fund generally will not be subject to U.S. federal income tax to the extent it distributes qualifying dividends to its shareholders. Even if the Fund qualifies for taxation as a REIT, it may be subject to certain state and local taxes on its income and property, and federal income and excise taxes on its undistributed income. All tax periods since Inception remain open to examination by the major taxing authorities in all jurisdictions where the Fund is subject to taxation. There are no ongoing tax examinations.

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Concentration of Credit Risk

The Fund maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Fund may maintain balances in excess of the federally insured limits.

Organizational and Offering Costs

Organizational and offering costs of the Fund were initially paid by the Initial Member and/or affiliates on behalf of the Fund. These organizational and offering costs include all expenses to be paid by the Fund in connection with the formation of the Fund, the qualification of the Offering, and the distribution of shares. The Fund anticipates that the Fund will be obligated to reimburse the Initial Member and/or affiliates, as applicable, for organizational and offering costs paid by them on behalf of the Fund. The Initial Member has decided that the Fund shall only reimburse the Initial Member for the organizational and offering costs subject to a minimum capital raise of $5,000,000 and if the reimbursement does not jeopardize the health of the Fund.

The Fund will record a liability for organizational costs and offering costs payable to the Initial Member and/or affiliates when it is probable and estimable that a liability has been incurred in accordance with ASC 450, Contingencies. As a result, there will be no liability recognized until the Fund reaches a minimum capital raise of $5,000,000 and if the reimbursement does not jeopardize the health of the Fund and to maintain the objectives of returns to Investors of the fund.

Without jeopardizing the health of the Fund, once the Fund raises a minimum of $5,000,000, the Manager may book a liability with a corresponding reduction to equity for offering costs, and a liability and a corresponding expense to general and administrative expenses for organizational costs.

As of June 30, 2021, the Initial Member and/or affiliates incurred organizational and offering costs of approximately $406,133 to the Fund. However, because the minimum capital raise of $5,000,000 was not met, no costs are eligible to be reimbursed to the Manager.

Recent Accounting Pronouncements

Under Section 107 of the JOBS Act, we are permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This permits us to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have difference effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth Fund or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

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In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) that amended the accounting guidance related to lease accounting. The new standard is effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020. Early application of the amendments in this Update is permitted for all entities. The guidance requires lessees, at lease inception, to record on their balance sheets a lease liability for the obligation to make lease payments and a right-of-use (ROU) asset for the right to use the underlying asset for the lease term. Lessees may elect to not recognize lease liabilities and ROU assets for leases with terms of 12 months or less. The lease liability is measured at the present value of the lease payments over the lease term. The ROU asset will be based on the liability, adjusted for lease prepayments, lease incentives, and the lessee’s initial direct costs. For operating leases, lease expense will generally be recognized on a straight-line basis over the lease term. The amended lessor accounting model is similar to the current model, updated to align with certain changes to the lessee model and the new revenue standard. The Fund is evaluating the impact that ASU 2016-02 will have on its financial position, results of operations or cash flows.

The Financial Accounting Standards Board (“FASB”) issues Accounting Standard Updates (“ASU”) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Fund believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Fund or (iv) are not expected to have a significant impact on the Fund.

NOTE 3 – INVESTMENTS

Marketable Equity Security

In July 2019, the Fund made a minority-interest investment in a private REIT in the amount of $250,000. This private REIT executed a merger into an entity that ultimately completed an initial public offering of its securities in November of 2019, known as Broadmark Realty Capital, Inc., and is currently listed on the NYSE under the symbol BRMK.

As of April 13, 2021, the fund had sold all shares of BRMK. Overall, the fund sold 24,711 shares for a market value of $261,820.

Sound Equity

In January 2020, the Fund made an investment in a debt fund through the issuance of a promissory note in the amount of $143,500. The note rate is 9% per annum and terms of the note are for at least one year, or until funds have been returned to the Fund. The note is secured by substantially all assets of the debt fund. The Fund has made additional investments and as of June 30, 2021 the total invested amount is $353,500. As of June 30, 2021 the Fund yielded $14,962 in dividend income.

Kirkland Capital Group

In August 2020, the Fund and Lead Lender acquired a participation interest in a secured, first lien loan with an original principal amount of $412,500 and maturity date of September 1, 2021. The Fund, in accordance with the loan participation agreement acquired an undivided pari passu interest for $100,000. The Loan has a 9.5% effective interest rate. As of June 30, 2021, the Fund yielded $4,750 in interest income. In September 2021, subsequent to June 30, 2021 the Fund acquired the secured, first lien loan with an original principal amount of $412,500, from the Lead Lender. The Loan was purchased for the Unpaid Principal Balance of $412,500. The loan bears a purchase rate of 8% per annum and the maturity date was extended three months. Upon completion of the Loan purchase, the Fund was returned it’s pari passu interest.

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In August 2020, the Fund and Lead Lender acquired a participation interest in a secured, first lien loan with an original principal amount of $346,500 and maturity date of September 1, 2021. The Fund, in accordance with the loan participation agreement acquired an undivided pari passu interest for $100,000. The Loan has a 10.5% effective interest rate. As of June 30, 2021, the Fund yielded $5,250 in interest income. In September 2021, subsequent to June 30, 2021 the Fund acquired the secured, first lien loan with an original principal amount of $346,500, from the Lead Lender. The Loan was purchased for the Unpaid Principal Balance of $346,500. The loan bears a purchase rate of 9% per annum and the maturity date was extended three months. Upon completion of the Loan purchase, the Fund was returned it’s pari passu interest.

In December 2020, the Fund and Lead Lender acquired a participation interest in a secured, first lien loan with an original principal amount of $536,250 and maturity date of January 1, 2022. The Fund, in accordance with the loan participation agreement acquired an undivided pari passu interest for $100,000. The Loan had a 10.5% effective interest rate. As of June 30, 2021, the Fund yielded $5,250 in interest income. In August 2021, subsequent to June 30, 2021 the Fund acquired the secured, first lien loan with an original principal amount of $536,250, from the Lead Lender. The Loan was purchased for the Unpaid Principal Balance of $536,250. The loan bears a purchase rate of 9% per annum. Upon completion of the Loan purchase, the Fund was returned it’s pari passu interest.

Bellevue Funding

In April 2021, the Fund acquired a secured, first lien loan with an original principal amount of $540,000 from Bellevue Funding LLC, a Washington Limited Liability Company (the “Seller”). The Loan was purchased for the Unpaid Principal Balance of $525,738, plus an Interest Debit of $124, a total of $525,614. The borrower was able to draw an additional $14,262 prior to the maturity date of the Loan. Upon the maturity date of August 31, 2021, the unpaid principal balance and accrued interest are due and payable to the Fund. The Loan bore a purchase rate of 8.5% per annum. During the fiscal year, the Fund yielded $18,621 in interest income. As of June 30, 2021, the unpaid principal balance on this note was $540,000. Subsequent to June 30, 2021, the loan was repaid in full by the borrower in August 2021.

In March 2021, the Fund acquired a secured, first lien loan with an original principal amount of $405,600 from Bellevue Funding LLC, a Washington Limited Liability Company (the “Seller”). The Loan was purchased for the unpaid principal balance of $405,600, plus an interest credit of $1,876, a total of $407,476. Upon the maturity date October 16, 2021, the unpaid principal balance and accrued interest are due and payable to the Fund. The Loan bears a purchase rate of 9.25% per annum. During the fiscal year, the Fund yielded $17,300 in interest income. As of June 30, 2021, the unpaid principal balance on this note was $405,600.

In June 2021, the Fund acquired a secured, first lien loan with an original principal amount of $479,500 from Bellevue Funding LLC, a Washington Limited Liability Company (the “Seller”). The Loan was purchased for the unpaid principal balance of $479,500, plus an interest credit of $1,132, a total of $480,632. Upon the maturity date December 25, 2021, the unpaid principal balance and accrued interest are due and payable to the Fund. The Loan bore a purchase rate of 8.5% per annum. During the fiscal year, the Fund yielded $3,510 in interest income. As of June 30, 2021, the unpaid principal balance on this note was $479,500. Subsequent to June 30, 2021, the loan was repaid in full by the borrower in July 2021.

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NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Fund is not currently involved with, and does not know of any pending or threatening litigation against the Fund.

NOTE 5 – RELATED-PARTY FEES AND EXPENSES

The Manager, or its Affiliates, shall be entitled to receive the following fees:

Asset Management Fee

The Fund will pay the Manager an annual asset management fee (the “Management Fee”), in an amount equal to one percent (1.0%) per annum (0.08333% per month) multiplied by the NAV as of the last day of the preceding month, calculated and paid monthly in arrears.

The Manager may deduct installments of the Management Fee when due from any cash distributions to which Investor Members would otherwise be entitled. If any such cash distribution is insufficient to cover the Management Fee in any month, the Investor Members will remit the difference to the Manager in subsequent distribution periods until the difference has been paid in full.

Acquisition Fee

Upon acquisition of fee simple interest in real estate, the Manager will be entitled to a fee equal to one percent (1.0%) if the acquisition dollar amount is greater than or equal to ten (10) million dollars and one- and one-half percent (1.50%) if it is less than ten (10) million dollars. For investments in entities that hold real estate or real estate related assets, the Manager will be entitled to a fee equal to three quarters of a percent (0.75%) of the cost of such investment. When a joint venture of which the fund is a member acquires a fee simple in real estate, the Manager will be entitled to a fee equal to one percent (1.00%) of the cost of the real estate multiplied by the Fund’s percentage interest if the joint venture is greater than or equal to ten (10) million dollars and one- and one-half percent (1.50%) if the cost of the real estate multiplied by the Fund’s percentage interest in the joint venture is less than ten (10) million dollars.

Disposition Fee

Upon the Fund selling or disposing of real estate, the Manager will be entitled to a fee equal to twenty-five basis points (0.25%) of the selling price of every fee simple interest in the real estate. Further, upon the Fund selling or disposing of a fee simple interest in real estate where it is a member of a joint venture, the Manager will be entitled to a fee equal to twenty-five basis points (0.25%) of the selling price of the real estate multiplied by the Fund’s percentage interest in the joint venture.

Financing Fee

When the Fund obtains financing for real estate owned, directly or indirectly, the Manager will be entitled to a fee equal to one percent (1%) of the gross amount of the financing. Further, upon the Fund obtaining financing of real estate where it is a member of a joint venture, the Manager will be entitled to a fee equal to one percent (1%) of the gross amount of the financing multiplied by the Fund’s percentage interest in the joint venture.

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Property Management Fee

The Manager will be entitled to a fee of equal to five percent (5.00%) of the gross rental income of the Fund during the preceding month for all properties that the Fund owns in fee simple interest or through a joint venture.

Other Fees

If the Manager is able to engage the servicer of third parties, including but not limited to insurance brokers, real estate brokers, and property managers, at rates below the prevailing market rates, the Manager will be entitled to a fee equal to the difference between the negotiated fee and the prevailing rate.

NOTE 6 – MEMBERS’ EQUITY

The Fund is authorized to sell an unlimited amount of common and investors shares.

As of June 30, 2021, the Fund’s initial member, Concreit, Inc., contributed $10,000 in capital to the Fund in exchange for 10,000 common shares. The initial member interests are non-voting. The Fund received $2,459,245 in contributions from investor members in exchange for 2,540,514 investor shares, of which $996,254 was received from affiliates. The Fund Investor shares will not have voting rights except under the limited circumstances expressly provided in the Operating Agreement.

The Fund has the ability to redeem Investor Shares through a Redemption Plan. The Fund may, at the Fund’s full discretion, choose to redeem Investor Shares presented for redemption for cash to the extent it has sufficient funds available. There is no assurance that there will be sufficient funds available for redemptions nor that the Manager will exercise its discretion to redeem such Investor Shares. As of June 30, 2021, the Fund processed $160,640 in redemptions accounting for 168,916 redeemed investor shares.

The Manager may, in its sole discretion, make and pay distributions of cash or other assets of the Fund to the Members. In determining cash flow available for distribution (the “Net Available Cash Flow”), the Manager may deduct any amounts necessary in its sole discretion in the following order of priority to (i) meet expenses and liabilities of the Fund, including the one percent (1%) Management Fee as described in the Management Agreement (as defined in Section 5.1.2), and establish reserves therefore, (ii) accommodate redemption requests under the Redemption Plan, and/or establish reserves therefore, and/or (iii) meet distributions under its Bonus Program and/or establish reserves therefore. Net capital event proceeds are not generally expected to be distributed. The Manager may, in its sole discretion, make and pay distributions of cash or other assets of the Fund. Distributions of $36,942 have been made as of June 30, 2021 compared to $40,115 as of December 31, 2020.

Net Available Cash Flow will be determined as of the last day of each calendar month. Each Member’s share of each such distribution of Net Available Cash Flow will then be divided between the Members as follows:

●	First, one hundred percent (100%), pro rata to each Investor Member until the such Investor Member has received aggregate distributions for any accrued and unpaid Preferred Return Hurdle. The “Preferred Return Hurdle” means five percent (5%) per annum (0.416667% per month), which will be prorated based on a three hundred sixty (360) day year (for the avoidance of doubt, this step is intended to represent the applicable calendar month and any remaining shortfall of the prorated portion of the Preferred Return Hurdle from the prior calculation periods of that fiscal year);

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NOTE 7 – SUBSEQUENT EVENTS

In connection with the preparation of the accompanying financial statements, the Manager has evaluated events and transactions occurring through September 28, 2021, for potential recognition or disclosure.

Offering

Subsequent to June 30, 2021, through September 28, 2021, the Fund has raised proceeds of $638,657 and processed $105,873 in redemptions. The Fund has $346,618 in escrow awaiting to be released at management’s discretion; and all subscription agreements have been obtained. Management intends to credit the investors’ accounts while in escrow.

Investments

Sound Equity
In August 2021, the Fund made an additional investment of $146,500 into the Sound Equity Income Fund.

Kirkland Capital Group

In September 2021, the Fund acquired the secured, first lien loan with an original principal amount of $412,500, from the Lead Lender. The Loan was purchased for the Unpaid Principal Balance of $412,500. The loan bears a purchase rate of 8% per annum and the maturity date was extended three months. Upon completion of the Loan purchase, the Fund was returned it’s pari passu interest.

In September 2021, the Fund acquired the secured, first lien loan with an original principal amount of $346,500, from the Lead Lender. The Loan was purchased for the Unpaid Principal Balance of $346,500. The loan bears a purchase rate of 9% per annum and the maturity date was extended three months. Upon completion of the Loan purchase, the Fund was returned it’s pari passu interest.

In August 2021, the Fund acquired the secured, first lien loan with an original principal amount of $536,250, from the Lead Lender. The Loan was purchased for the Unpaid Principal Balance of $536,250. The loan bears a purchase rate of 9% per annum. Upon completion of the Loan purchase, the Fund was returned it’s pari passu interest.

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Item 4. Exhibits

Exhibit No.		Description

2.1*	Edgar Link	Certificate of Formation
2.2*	Edgar Link	Form of First Amended and Restated Limited Liability Company Agreement
2.2.1*	Edgar Link	Form of First Amendment to the First Amended and Restated Limited Liability Company Agreement
4.1*	Edgar Link	Form of Subscription Agreement
4.2*	Edgar Link	Form of Automatic Investment Agreement
6.1*	Edgar Link	Management Services Agreement
6.1.1*	Edgar Link	First Amended and Restated Management Services Agreement
6.2*	Edgar Link	License Agreement
6.3*	Edgar Link	Form of Dealer Manager Agreement
6.3.1*	Edgar Link	Amendment to Dealer Manager Agreement
6.4*	Edgar Link	Form of Software and Services License Agreement
6.4.1*	Edgar Link	Amendment to Software and Services License Agreement

* Previously filed.

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized in Seattle, Washington on September 30, 2021.

Concreit Fund I LLC

By:	Concreit Fund Management LLC, its Manager

By:	/s/ Sean Hsieh
Name:	Sean Hsieh
Title:	Sean Hsieh, CEO of Concreit Inc., Manager of
Concreit Fund Management LLC

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

Signature	Title	Date
/s/Sean Hsieh	Sean Hsieh, CEO of Concreit Inc., Manager of Concreit Fund Management LLC	September 30, 2021

/s/Sean Hsieh	Sean Hsieh, Chief Financial Officer of Concreit Fund I LLC	September 30, 2021

/s/Chris Garnett	Chris Garnett, Chief Accounting Officer of Concreit Fund I LLC	September 30, 2021

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